UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q1 2019 Results

ICL

Operating and Financial Review and Prospects
March 31, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; Imposing of antidumping and countervailing duties on imports of magnesium from Israel to the U.S. ;volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; Product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 27, 2019.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

The attached report for the first quarter of 2019 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2018 (hereinafter – “the Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on February 27, 2019, and up to the publication date of the Quarterly Report.

 Israel Chemicals Limited  Q1 2019 Results 1

Performance Overview

Overview

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.  ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. We also strive to strengthen and expand our product portfolio in Innovative Ag Solutions by leveraging the segment's existing capabilities and agronomic know-how as well as the Israeli technological ecosystem.

Operating Segments

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – the Industrial Products segment produces elemental bromine out of a solution which is complementary to the potash production process in Sodom, Israel, as well as bromine‑based compounds. The Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorus-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries out certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate™. Polysulphate™ is produced in an underground mine at ICL Boulby in the UK and is the basis for a significant part of the Company's FertilizerpluS product line. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite. In addition, the Potash segment also sells salt that is produced in its Potash and Polysulphate underground mines in Spain and the UK.

 Israel Chemicals Limited  Q1 2019 Results 2

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in the U.S., Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the U.S., liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment also functions as ICL’s innovative arm, seeking to focus on R&D, as well as implementing digital innovation.

Other Activities – Business activities that are not reviewed regularly by the organization’s chief operating decision maker.

 Israel Chemicals Limited  Q1 2019 Results 3

Financial Figures and Non-GAAP Financial Measures

1-3/2019		1-3/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,415	-	1,404	-	5,556	-
Gross profit	501	35	431	31	1,854	33
Operating income	227	16	985	70	1,519	27
Adjusted operating income (1)	241	17	151	11	753	14
Net income - shareholders of the Company	139	10	928	66	1,240	22
Adjusted net income - shareholders of the Company (1)	150	11	106	8	477	9
Adjusted EBITDA (2)	350	25	251	18	1,164	21
Cash flows from operating activities	173	-	36	-	620	-
Purchases of property, plant and equipment and intangible assets (3)	131	-	127	-	572	-

(1) See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2) See “Adjusted EBITDA for the periods of activity" below.

(3) See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

 Israel Chemicals Limited  Q1 2019 Results 4

Adjustments to reported operating and net income (Non-GAAP)

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Operating income	227	985	1,519
Capital gain (1)	-	(841)	(841)
Impairment of assets (2)	-	-	19
Provision for early retirement and dismissal of employees (3)	-	7	7
Provision for legal proceedings (4)	14	-	31
Provision for site closure costs (5)	-	-	18
Total adjustments to operating income	14	(834)	(766)
Adjusted operating income	241	151	753
Net income attributable to the shareholders of the Company	139	928	1,240
Total adjustments to operating income	14	(834)	(766)
Adjustments to finance expenses (6)	-	-	10
Total tax impact of the above operating income & finance expenses adjustments	(3)	12	(7)
Total adjusted net income - shareholders of the Company	150	106	477

(1)	In 2018, a capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses.

(2)	In 2018, a write-off of Rovita’s assets following its divestment and a write-off of an intangible asset regarding a specific R&D project related to ICL’s phosphate-based products.

(3)	In 2018, a provision relating to the transition to sole production of Polysulphate™ in the Company’s facility in the United Kingdom (ICL Boulby).

(4)
In 2019 and 2018, an increase of a provision in connection with the finalization of the royalties arbitration in Israel relating to prior periods (for further information see note 6 to the financial statements). In 2018, the said increase was partly offset by a VAT refund related to prior periods (2002‑2015) in Brazil.

(5)	In 2018, an increase of a provision relating to the closure cost of the Sallent site in Spain which are part of the restoration plan.

(6)	In 2018, interest and linkage expenses resulting from an increase of a provision related to the royalties’ arbitration in Israel (see item 4 above).

 Israel Chemicals Limited  Q1 2019 Results 5

Consolidated adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	139	928	1,240
Depreciation and Amortization	111	97	403
Financing expenses, net	35	15	158
Taxes on income	51	45	129
Adjustments*	14	(834)	(766)
Total adjusted EBITDA**	350	251	1,164

* See "Adjustments to reported operating and net income (Non-GAAP)" above.
** The total adjusted EBITDA for the first quarter of 2019 was positively impacted by $15M as a result of the initial application of IFRS 16. For further information see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

 Israel Chemicals Limited  Q1 2019 Results 6

Consolidated Results of Operations

Results of operations Q1 2019

Sales	Expenses	Operating income
$ millions

Q1 2018 figures	1,404	(419)	985
Total adjustments Q1 2018*	-	(834)	(834)
Adjusted Q1 2018 figures	1,404	(1,253)	151
Divested businesses	(41)	36	(5)
Adjusted Q1 2018 figures (excluding divested businesses)	1,363	(1,217)	146
Quantity	10	(3)	7
Price	88	-	88
Exchange rate	(46)	48	2
Raw materials	-	(14)	(14)
Energy	-	10	10
Transportation	-	(3)	(3)
Operating and other expenses	-	5	5
Adjusted Q1 2019 figures	1,415	(1,174)	241
Total adjustments Q1 2019*	-	(14)	(14)
Q1 2019 figures	1,415	(1,188)	227

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

-
Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018 together with the sale of the Rovita business at the beginning of the third quarter of 2018.

-
Quantity – the moderate positive quantity impact on the operating income resulted mainly from varied product-mix throughout ICL’s different segments. Higher quantities sold of bromine-based industrial solutions, phosphate fertilizers and phosphate rock were partly offset by a decrease in the quantities sold of potash, specialty agriculture products and acids.

-
Price – the positive impact on the operating income derives mainly from an increase in the selling prices of potash (an increase of $33 in the average realized price per tonne compared to the corresponding quarter last year), phosphate fertilizers, phosphate-based acids, salts and food additives (as part of the "value over volume" strategy), specialty agriculture products and a positive price impact throughout most of Industrial Products segment's business-lines.

-
Exchange rate – the minor positive impact on the operating income derives mainly from the devaluation in the average exchange rate of the euro, the Chinese yuan and the shekel against the dollar decreasing production costs, mostly offset by the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar decreasing revenue.

 Israel Chemicals Limited  Q1 2019 Results 7

-
Raw materials – the negative impact on the operating income derives mainly from an increase in consumed sulphur prices, which increased costs of the main raw materials used throughout the phosphate value chain, together with an increase in the prices of various raw materials used for products of the Innovative Ag Solutions segment.

-	Energy - the positive impact on the operating income derives mainly from a decrease in electricity costs due to the activation of the new power plant in Sodom during the second half of 2018.

-	Operating and other expenses - the positive impact on the operating income derives mainly from capital gains due to the sale and leaseback of office buildings in Israel.

The following table sets forth sales by geographical regions based on the location of the customer:

1-3/2019		1-3/2018
$ millions	% of Sales	$ millions	% of Sales

Europe	576	41	583	42
Asia	368	26	334	24
North America	262	19	267	19
South America	117	8	119	8
Rest of the world	92	6	101	7
Total	1,415	100	1,404	100

-
Europe – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) and Rovita businesses, together with the negative impact of the devaluation in the average exchange rate of the euro against the dollar. The decrease was partly offset by an increase in the quantities sold and selling prices of clear brine fluids and an increase in the selling price of potash and acids.

-
Asia – the increase derives mainly from an increase in the selling prices of potash and elemental bromine, together with an increase in the quantities sold of green phosphoric acid. The increase was partly offset by a decrease in the quantities sold of phosphate fertilizers together with the negative impact of the devaluation in the average exchange rate of the Chinese yuan against the dollar.

-
North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives business (P2S5). The decrease was partly offset by an increase in the quantities sold of clear brine fluids and an increase in the potash selling price.

-
South America – the minor decrease derives mainly from a decrease in the quantities sold of potash and acids, almost fully offset by an increase in the quantities sold of phosphate fertilizers and clear brine fluids and an increase in the potash selling price.

-	Rest of the world – the decrease derives mainly from a decrease in the quantities sold of dairy proteins and potash.

 Israel Chemicals Limited  Q1 2019 Results 8

Financing expenses, net

The net financing expenses in the first quarter of 2019 amounted to $35 million, compared with $15 million in the corresponding quarter last year - an increase of $20 million. The increase derives mainly from an increase in respect of the change in exchange rate and linkage differences in the amount of $16 million, mainly due to the upward revaluation of the shekel during the quarter, which increased expenses relating to long-term employee benefits provision and long‑term lease revaluation (according to IFRS 16). Interest expenses increased in the amount of $4 million due to IFRS16 implementation and change in interest relating to employee benefits provision. This increase was partly offset by income from hedging transactions in the amount of $3 million, mainly due to the upward revaluation of the shekel against the dollar during the quarter.

Tax expenses

The tax expenses in the first quarter of 2019 and in the first quarter of 2018 amounted to $51 million and $45 million, reflecting an effective tax rate of about 27% and 5%, respectively. The Company’s exceptionally low tax rate in the corresponding quarter last year derives mainly from an exempt income from the divestiture of businesses. The tax rate in the first quarter of 2019 was negatively affected by the upward revaluation of the shekel against the dollar during the quarter.

 Israel Chemicals Limited  Q1 2019 Results 9

Segment Information

Commencing the first quarter of 2019, segment profit is measured based on the operating income after allocation of general and administrative expenses and without certain expenses that are not allocated to the operating segments, as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly.

Industrial Products

Significant highlights and business environment

•	The segment's strong quarterly performance was driven mainly by strong sales of clear brine fluids in January and higher prices across the segment's product portfolio.

•
Elemental bromine prices in China continued to increase during the first quarter of 2019 as local bromine production was affected by strict environmental-related regulation pressure and by the winter shutdown. The seasonal decline in bromine prices which usually starts in March has not yet occurred as many producers have so far not returned from the winter shutdown.
Higher elemental bromine prices continued to drive higher bromine compound prices.

•	Demand for bromine-based flame retardants remained relatively stable. ICL’s sales volume of bromine-based flame retardants was at the same level compared to the corresponding quarter last year.

•	Strong sales of clear brine fluids in January were driven by higher activity in the Gulf of Mexico, Alaska, and South America, coupled with low availability of product in the market.

•	The performance of ICL's phosphorus-based flame retardants business was stable compared to the corresponding quarter last year as price increases were offset by lower sales volumes.

•
The segment's specialty minerals sales were stable as higher demand for de-icing and de‑dusting salts was offset by lower sales of Dead Sea salts. The segment continues to focus on magnesia applications with higher margins such as pharma and nutraceutical.

 Israel Chemicals Limited  Q1 2019 Results 10

Industrial Products Segment information as at March 31, 2019 (Unaudited)

Results of Operations

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Total Sales	350	317	1,296
Sales to external customers	347	314	1,281
Sales to internal customers	3	3	15
Segment profit (After allocation of G&A)	97	66	300
Depreciation and Amortization	16	15	63
Capital Expenditures – Implementation of IFRS16*	6	-	-
Capital Expenditures – Ongoing	13	13	50

*   For further information regarding the initial application of IFRS 16, see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

Results of operations for Q1 2019

Sales	Expenses	Operating income
$ millions

Q1 2018 figures	317	(251)	66
Quantity	18	(4)	14
Price	20	-	20
Exchange rate	(5)	6	1
Raw materials	-	(2)	(2)
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	(1)	(1)
Q1 2019 figures	350	(253)	97

-	Quantity – the positive impact on the segment’s profit derives mainly as a result of higher quantities sold of bromine‑based industrial solutions (mostly clear brine fluids and elemental bromine).

-
Price – the positive impact on the segment’s profit derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, together with an increase in the selling prices of phosphorus-based flame retardants.

-
Exchange rate - the positive impact on the operating income derives mainly from the devaluation in the average exchange rate of the shekel and the euro against the dollar decreasing production costs, partly offset by the devaluation in the average exchange rate of the euro against the dollar which decreased revenue.

 Israel Chemicals Limited  Q1 2019 Results 11

Potash Segment information as at March 31, 2019 (Unaudited)

Potash

Significant highlights and business environment

•
The Grain price index decreased during the first quarter of 2019 as a result of a decrease in wheat, corn and soybean prices. This was mainly due to an increase in the USDA (United States Department of Agriculture) estimates for the grain stock-to-use ratio published during the quarter.  In the USDA's WASDE (World Agricultural Supply and Demands Estimates) report from April 2019, the estimated grains stock-to-use ratio for the 2018/2019 agricultural year increased to 29.9% compared to 29.5% in the March estimates and compared to 29% in December 2018 estimates. However, this is still a decrease compared with a ratio of 31.3% recorded at the end of the 2017/2018 agricultural year and compared with a ratio of 30.6% in the 2016/2017 agricultural year.

•
The FAO (Food and Agriculture Organization of the UN) forecasts in its latest Agricultural Outlook (2018 – 2027) that the global cereal production in 2019 will increase by 1.7% year–on-year, to 2,661 million tonnes.

•
Potash prices were mostly stable during the first quarter of 2019 across global key spot markets, supported by low availability, and despite slow activity due to seasonality. Demand in the U.S. was impacted by unfavorable weather which interrupted fertilizer applications. The emergence of demand in Brazil was delayed as buyers expected prices to moderate and due to the later than usual Carnival festivities, however, demand started to emerge towards the end of the quarter.

•
According to CRU (Fertilizer Week Historical Prices, March 2019) the average price of granular potash imported to Brazil for the first quarter of 2019 was $352 per tonne (CFR Spot), up by 0.6% and 20.1% compared to the fourth and to the first quarters of 2018, respectively. The average price of granular potash imported to U.S. New Orleans for the first quarter of 2019 was $305 per tonne (FOB Barge Spot), down by 1.9% and up by 17.4% compared to the fourth and the first quarters of 2018, respectively.

•	According to Chinese customs data, potash imports to China in the first quarter of 2019 reached more than 2.9 million tonnes, a 7.7% increase over the first quarter of 2018.

•
According to the FAI (Fertilizer Association of India), potash imports to India in the first quarter of 2019 amounted to 1.1 million tonnes, a 12.8% decrease compared to the first quarter of 2018. This can be explained by the increase of the potash Maximum Retail Price (MRP) following the signing of the 2018/19 potash supply contracts to India, while the potash Nutrient Based Subsidy (NBS) was not updated, on the background of the elections that is currently taking place in India.

•	According to Brazil customs data, potash imports to Brazil in the first quarter of 2019 reached more than 1.9 million tonnes, a 12.9% increase compared to first quarter of 2018.

•
Supply side developments: EuroChem (Russia) announced in January that it would continue the ramp up of its new Usolskiy mine (Russia) gradually, expecting to reach 70-90 thousand tonnes a month in the second quarter of 2019. As of the end of the first quarter, Eurochem's other mine, Volgakaliy (Russia), has not started commercial sales yet. K+S (Germany) shipped granular potash from its Bethune (Canada) mine to Brazil and standard potash to the Eastern Hemisphere markets and is planning to continue the mine ramp up, forecasting production of 1.7-1.9 million tonnes in 2019.

 Israel Chemicals Limited  Q1 2019 Results 12

Potash Segment information as at March 31, 2019 (Unaudited)

•
At ICL Boulby the production rate of Polysulphate continued the positive trend as of the end of 2018. The production in the first quarter of 2019 reached a level of 140K tonnes, an increase of 130% compared to the first quarter of 2018. PotashpluS production amounted to 32K tonnes, following a successful commercial launch in the fourth quarter of 2018, as part of the Company's strategy to grow the FertilizerpluS platform, mainly by utilizing Polysulphate as a base for a product portfolio which includes PotashpluS, PKpluS and other products. Sales of FertilizerpluS in the first quarter of 2019 totaled $26 million, compared with $11 million in the first quarter of 2018.

•	During March 2019, disruptions in the Israeli Railway Services led to interruptions in shipments causing a delay of about 60 thousand tonnes of potash sales.

•
Demand for magnesium remains constrained in China (there are duties in Brazil and U.S. on Chinese imports) and Europe where prices continue to be under pressure due to Chinese exports. In the U.S. magnesium trade actions are being attributed with the resumption of domestic production, and consequent demand for raw materials by primary aluminum and steel producers and automotive original equipment manufacturers (OEMs). As a result, there is a trend of improvement in the U.S. magnesium market.

•
Further to the Company’s Annual Report on Form 20‑F for the year ended December 31, 2018, regarding the petition filed in the U.S. requesting to impose antidumping and countervailing duties on imports of magnesium from Israel, on May 3, 2019, the U.S. Department of Commerce issued a preliminary determination to impose 7.48% duties over future magnesium imports from Israel. Based on 2018 figures, such duties have an estimated annual impact of $3 million. A commerce verification process is still ahead. With respect to the antidumping, an interim decision is expected on July 1, 2019. Considering the early stage of the proceedings, there is a difficulty in estimating their overall outcome.

Results of Operations

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Total sales	384	353	1,623
Potash sales to external customers	275	273	1,280
Potash sales to internal customers	23	16	79
Other and eliminations*	86	64	264
Gross profit	166	135	696
Segment profit (After allocation of G&A)	79	43	315
Depreciation and Amortization	39	34	141
Capital Expenditures – Implementation of IFRS16**	95	-	-
Capital Expenditures – Ongoing	64	62	356
Average realized price (in $)***	294	261	278

*     Mainly includes salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

**    For further information regarding the initial application of IFRS 16, see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

***   Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

 Israel Chemicals Limited  Q1 2019 Results 13

Potash Segment information as at March 31, 2019 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	1-3/2019	1-3/2018	1-12/2018

Production	1,148	1,160	4,880
Total sales (including internal sales)	1,014	1,106	4,895
Closing inventory	519	454	385

Q1 2019

-
Production – in the first quarter of 2019, production of potash was 12 thousand tonnes lower than in the corresponding quarter last year. This was due to higher production at ICL Dead Sea which was more than offset by the termination of potash production at ICL Boulby in the second quarter of 2018, as part of the transition to Polysulphate production and a decrease in production at ICL Iberia. Potash production at the Sodom site in the first quarter of 2018 included a 5 days production shutdown for maintenance purposes, while in 2019 the annual shutdown is scheduled for the fourth quarter and is also expected to be longer than usual (approximately 3 weeks) in order to allow for increased production in the following years.

-
Sales – the quantity of potash sold in the first quarter of 2019, was 92 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in potash sales to Brazil, also resulting from disruptions in the Israeli Railway Services, which caused a postponement of sales of about 60 thousand tonnes.

 Israel Chemicals Limited  Q1 2019 Results 14

Potash Segment information as at March 31, 2019 (Unaudited)

Results of operations for Q1 2019

Sales	Expenses	Operating income
$ millions

Q1 2018 figures	353	(310)	43
Quantity	2	(9)	(7)
Price	37	-	37
Exchange rate	(8)	11	3
Energy	-	9	9
Transportation	-	(1)	(1)
Operating and other expenses	-	(5)	(5)
Q1 2019 figures	384	(305)	79

-
Quantity – the negative impact on the segment’s profit derives from an unfavorable product‑mix, as a result of lower quantities of potash sold (mainly due to disruptions in the Israeli Railway Services during March 2019) and increased sales of lower margin products, including electricity surplus from the new power plant in Sodom and Polysulphate.

-
Price – the positive impact on the segment’s profit derives from an increase in potash selling prices (an increase of $33 in the average realized price per tonne compared to the corresponding quarter last year).

-
Exchange rate – the moderate positive impact on the segment’s profit derives from the devaluation in the average exchange rate of the shekel and the euro against the dollar decreasing production costs, partly offset by the devaluation in the average exchange rate of the euro and the British pound against the dollar decreasing revenue.

-	Energy – the positive impact on the segment’s profit derives mainly from a decrease in electricity costs due to the activation of the new power plant in Sodom during the second half of 2018.

 Israel Chemicals Limited  Q1 2019 Results 15

Phosphate Solutions Segment information as at March 31, 2019 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates in two main streams: Phosphate Specialties and Phosphate Commodities. The diversification into higher value-added specialty products leverages ICL's integrated business model and provides it with additional margins on top of the commodity margin. For additional information, see “Performance Overview”.

Phosphate Solutions results in the first quarter of 2019 improved compared to the corresponding quarter last year. The improved performance was supported by higher prices of Commodities and Specialties. This was partly offset by the increase in raw material prices, mainly sulphur and external MGA as well as lower specialty phosphates and dairy protein sales volumes.

Significant highlights and business environment

Excluding the Rovita business, which was divested at the beginning of the third quarter of 2018, global sales of Phosphate Specialties decreased by approximately 6% compared to the corresponding quarter last year to $283 million. Sales of industrial salts increased but could not fully compensate for the volume decrease in the dairy proteins business as well as decreased acid sales in South America. In addition, sales were unfavorably impacted by the depreciation of the euro against the dollar.

•
Phosphate acids’ global sales decreased compared to the corresponding quarter last year due to lower sales volumes in South America driven by increased Chinese imports, resulting from favorable market conditions. Performance in Europe and North America was positively impacted by favorable market conditions which allowed for higher pricing with only moderate volume losses. Stable market prices and increased sales volumes contributed to the business performance in China.

•
Sales of phosphate salts increased driven by higher prices compensating for increased costs of certain raw materials and moderate volume losses. Sales of industrial salts in Europe increased driven by higher prices and volume, while sales of food phosphate salts decreased due to lower volume in certain regions. Sales of industrial and food salts in North America increased as favorable market conditions contributed to improved pricing and volumes. Improved performance in China was driven by an increase of local market share for industrial and food salts, predominantly in the body care market.

•	Global sales of Paints and Coatings decreased compared to the corresponding quarter last year due to lower volumes. Prior year volumes were extraordinarily high due to regulatory changes.

•
Dairy protein performance was lower compared to the first quarter last year mainly due to strategic portfolio optimization, and the impact of a production shortfall linked to technical upgrades, and is expected to recover in the coming months. ICL continues to focus on developing organic dairy solutions for the infant food industry and on ongoing customer base diversification.

•
In July 2018, ICL divested and transferred the assets and business of Rovita GmbH, which produces a commodity milk protein. In the first quarter of 2018, the business had sales of $7 million and operating loss of $1million.

•	In March 2019, ICL finalized the sale of assets related to the closure of its production facility in Mexico which resulted in a capital gain of $1million.

 Israel Chemicals Limited  Q1 2019 Results 16

Phosphate Solutions Segment information as at March 31, 2019 (Unaudited)

See below the main highlights in Phosphate Commodities:

•	The results in the first quarter of 2019 were positively impacted by higher prices and sales volumes compared to the corresponding quarter last year which were partly offset by higher sulphur prices.

•
During the first quarter of 2019 the downward trend in phosphate commodity prices continued driven by a seasonally low demand across global markets, unfavorable weather in the U.S. and relatively high DAP stocks in India. According to CRU (Fertilizer Week Historical Prices, March 2019), Q1 2019 DAP average price (CFR India Spot) decreased by 4.3% and by 1.7% compared to Q4 and Q1 2018, respectively to $404/tonne while TSP price (CFR Brazil Spot) was down 6.5% compared to Q4 2018 to $348/tonne but was still 6.7% higher than Q1 2018, mainly due to low availability and OCP’s announcement regarding maintenance works in April in its facilities. Average SSP price (CPT Brazil inland 18-20% P2O5 Spot) was $239/tonne, similar to Q4 2018 and about 26% higher than Q1 2018.

•
The phosphoric acid price (100% P2O5) signed between OCP and its Indian partners for Q1 2019 was set at $750/tonne, a decrease of $18/tonne compared to Q4 2018. Q2 prices were down by an additional $22/tonne to $728/tonne.

•
The phosphate rock market was firm during the first quarter of 2019, with stable prices across most global spot markets, although a moderate increase was noticed in a few of them. According to CRU (Fertilizers Week Historical Prices, March 2019) the average price for Q1 (FOB Morocco contract) was $99/tonne (68-72% BPL), which was 3.1% and 17.9% higher than Q4 2018 and Q1 2018, respectively.

•
Sulphur prices decreased sharply during the first quarter of 2019 across global markets. According to CRU (Fertilizer Week Historical Prices, March 2019) the average price of sulphur Bulk FOB Adnoc monthly contract in the first quarter of 2019 was $115 per tonne, a 32% decrease compared with its 2018 fourth quarter average price. This can be explained mainly by the decrease in the processed phosphates commodities prices.

•
Major suppliers reacted to the market trends: during February, eight major Chinese phosphate fertilizers producers (so called the ‘6+2’ group) announced a production cut of 100,000 tonnes each (a total of 800,000 tonnes) of their 2019 planned production. Mosaic (U.S.) and OCP (Morocco) published in March corresponding announcements of cutting 300,000 tonnes each of their planned 2019 production. In addition, slower than expected ramp up of major projects (Wa’ad al Shamal Joint Venture of Ma’aden, Sabic and Mosaic and OCP’s projects at Jorf Lasfar and at Laâyoune) and the idling of Mosaic's Plant City (U.S.) facility moderated the price pressure.

•
According to official data, MAP imports to Brazil during the first quarter of 2019 increased by 4.3%, to more than 0.51 Million tonnes compared to the first quarter of 2018 and TSP imports increased by 65.5% to more than 0.12 Million tonnes.

•
According to the FAI (Fertilizer Association of India), DAP imports during the first quarter of 2019 increased by 147% to 1.03 million tonnes compared to the first quarter of 2018. In addition, domestic DAP production increased by 36.1% to 1.31 million tonnes. This can be explained by the decrease in the prices of both DAP and phosphoric acid used for the production of DAP.

•	For information regarding the developments in the agriculture markets (FertilizerpluS products) see “Potash - significant highlights and business environment”.

 Israel Chemicals Limited  Q1 2019 Results 17

Phosphate Solutions Segment information as at March 31, 2019 (Unaudited)

Results of Operations

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Total Sales	537	533	2,099
Sales to external customers	514	508	2,001
Sales to internal customers	23	25	98
Segment profit (After allocation of G&A)	35	28	113
Depreciation and Amortization	43	42	172
Capital Expenditures – Implementation of IFRS16*	103	-	-
Capital Expenditures – Ongoing	40	36	180

*   For further information regarding the initial application of IFRS 16, see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.
 Israel Chemicals Limited  Q1 2019 Results 18

Phosphate Solutions Segment information as at March 31, 2019 (Unaudited)

Results of operations for the period Q1 2019

Sales	Expenses	Operating income
$ millions

Q1 2018 figures	533	(505)	28
Divested businesses	(7)	8	1
Q1 2018 figures (excluding divested businesses)	526	(497)	29
Quantity	8	(10)	(2)
Price	24	-	24
Exchange rate	(21)	18	(3)
Raw materials	-	(7)	(7)
Energy	-	-	-
Transportation	-	(1)	(1)
Operating and other expenses	-	(5)	(5)
Q1 2019 figures	537	(502)	35

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the negative impact on the segment profit, despite positive contribution to revenues, derives mainly from higher sales quantities of phosphate commodities, mainly fertilizers, coupled with a decrease in sales of higher margin phosphate specialties products, mostly acids, also attributed to ICL's "value over volume" strategy.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate value chain. The increase derives mainly from the selling prices of phosphate fertilizers (mostly TSP and SSP) together with higher prices of phosphate-based acids, salts and food additives.

-
Exchange rate – the negative impact on the segment’s profit derives mainly from the devaluation in the average exchange rate of the euro and the Chinese yuan against the dollar decreasing revenue, partly offset by the devaluation in the average exchange rate of the euro, the shekel and the Chinese yuan against the dollar decreasing production costs.

-
Raw materials – the negative impact on the segment’s profit derives mainly from higher consumed sulphur prices which increased the costs of the main raw materials used throughout the phosphate value chain.

 Israel Chemicals Limited  Q1 2019 Results 19

Innovative Ag Solutions Segment information as at March 31, 2019 (Unaudited)

Innovative Ag Solutions

Significant highlights and business environment

•
The segment's sales were lower compared to the corresponding quarter last year, mainly due to the exchange rate effect (devaluation of the euro against the dollar) and due to lower sales in the specialty agriculture market.

•
Sales to the specialty agriculture market were lower compared to the corresponding quarter last year due to unfavorable dollar-euro exchange rates, lower sales of CRFs in North America due to slow ramp up of a new plant, and lower sales volumes of liquid fertilizers in Israel caused by the prolonged rainy season.

Nevertheless, sales volume to the European market were stable while in North America there was strong demand for straight fertilizers. In addition, the segment recorded growth in the growing markets of Brazil and India and also benefitted from price initiatives in Israel and Spain.

•
Sales to the Turf and Ornamental market were stable. Improved demand in Europe, which was supported by favorable weather conditions, advanced sales in the UK driven by concerns regarding Brexit and higher prices were offset by the unfavorable dollar-euro exchange rate.

•	Maintenance in our nitric acid plant in Israel during the quarter, limited ammonia imports and therefore reduced sales.

 Israel Chemicals Limited  Q1 2019 Results 20

Innovative Ag Solutions Segment information as at March 31, 2019 (Unaudited)

Results of Operations

1-3/2019	1-3/2018	1-12/2018
$ millions	$ millions	$ millions

Total Sales	205	221	741
Sales to external customers	199	211	719
Sales to internal customers	6	10	22
Segment profit (After allocation of G&A)	13	18	29
Depreciation and Amortization	5	5	19
Capital Expenditures – Implementation of IFRS16*	7	-	-
Capital Expenditures – Ongoing	4	1	15

*   For further information regarding the initial application of IFRS 16, see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

Results of operations for the period Q1 2019

Sales	Expenses	Operating income
$ millions

Q1 2018 figures	221	(203)	18
Quantity	(12)	8	(4)
Price	7	-	7
Exchange rate	(11)	10	(1)
Raw materials	-	(5)	(5)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	(2)	(2)
Q1 2019 figures	205	(192)	13

-	Quantity – the negative impact on the segment's profit derives mainly from specialty agriculture products, largely from lower sales of liquid fertilizers and chemicals.

-	Price – the positive impact on the segment's profit derives mainly from an increase in the selling prices of specialty agriculture products.

-
Exchange rate – the negative impact on the segment's profit derives mainly from the devaluation in the average exchange rate of the euro against the dollar which decreased revenues more than it contributed to savings in production costs.

-	Raw materials – the negative impact on the segment’s profit derives from an increase in most of the segment’s raw material prices.

 Israel Chemicals Limited  Q1 2019 Results 21

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the first quarter of 2019, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the first quarter of 2019, the cash flows provided by operating activities increased by $137 million compared with the corresponding quarter last year. This increase derives mainly from the strong results in the current quarter compared with the corresponding quarter last year excluding gain from divestiture of businesses, along with higher cash received from derivative transactions and lower tax payments.

Net cash used in investing activities:

In the first quarter of 2019, the cash flows used in investing activities amounted to $82 million, compared to the cash flow provided from investing activities in the corresponding quarter last year in the amount of $814 million. The cash flow provided from investing activity in the current quarter and in the corresponding quarter last year included cash proceeds received from the sale of assets in Israel and Mexico in the amount of $35 million and business divestiture of the Fire Safety and Oil Additives businesses in the amount of $931 million, respectively. Excluding those transactions, the cash flow used in investing activity amounted to $117 million for both current quarter and corresponding quarter last year.

Net cash used in financing activities:

In the first quarter of 2019, there was a decrease of $30 million in the cash flows used in financing activities compared with the corresponding quarter last year. This decrease derives mainly from net repayments of short term and long-term loans in the amount of $48 million compared with net repayments in the amount of $70 million in the corresponding quarter last year.

Debt Movement

As at March 31, 2019, ICL’s net financial liabilities amounted to $2,527 million, an increase of $315 million compared to December 31, 2018. The increase of the net financial liabilities derives mainly from an increase of $300 million of long term liability as a result of IFRS16 implementation.

At the initial application date of IFRS 16 (January 1, 2019), the Company recognized a lease liability in the amount of about $300 million, according to the present value of the future lease payments discounted and concurrently recognized a right-of-use asset in the same amount. In the first quarter of 2019, the Company recognized depreciation expenses in the amount of $13 million in respect of amortization of the right-of-use asset and $6 million finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $15 million which would have been recorded according to the previous standard. For further information regarding the initial application of IFRS 16, see note 2 to the Company's condensed consolidated interim financial statements as at March 31, 2019.

The total amount of the securitization facility framework is $350 million. As at March 31, 2019, ICL had utilized approximately $347 million of the securitization facility’s framework.

 Israel Chemicals Limited  Q1 2019 Results 22

In addition, ICL has long-term credit facilities of $1,230 million, of which $1,030 million was unutilized as at March 31, 2019. As part of the Company's efforts to reduce its finance expenses, on March 13, 2019, the Company terminated a credit facility agreement amounting to $35 million and 100 million euros. All the other material original terms of the revolving credit facility agreements were maintained.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the three-month period ended March 31, 2019.

Board of Directors and Senior Management Updates

In March 2019, the Company reported Mr. Johanan Locker's end of tenure during the second quarter as a board member and as the Executive Chairman of the Company's Board of Directors, following a successful term in office.

In March 2019, the Company's Board of Directors has chosen Mr. Yoav Doppelt, which was recently appointed as the new CEO of Israel Corporation Ltd., and a board member of the Company's Board of Directors, to serve as the Company's new Executive Chairman of the Board. The starting date of Mr. Doppelt's tenure as the Company's Executive Chairman of the Board is expected to be during the second quarter of 2019.

On April 18, 2019 the Company announced the convening of an Extraordinary General Meeting of its shareholders that is expected to be held on May 29, 2019 (the "EGM"). The Items on the Agenda of the EGM are as follows:

1)	Election of Mr. Yoav Doppelt as a director, effective as of the date of this meeting;

2)	Subject to the election of Mr. Yoav Doppelt as director as set forth in item 1 above, approval of the compensation terms and equity grant for our new Executive Chairman of the Board, Mr. Doppelt; and

3)	Approval of a Special Bonus for 2018 to our Executive Chairman of the Board, Mr. Johanan Locker.

On May 6, 2019, the Board of Directors resolved to convene an annual general meeting of its shareholders, that will also be asked to approve the Company's new compensation policy and the President & CEO's triennial equity grant for 2019-2021. The Company will publish a proxy statement with the full agenda and details in the coming weeks.

Risk Factors

In the three-month period ended March 31, 2019, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2018.

 Israel Chemicals Limited  Q1 2019 Results 23

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at March 31, 2019.

Other Information

Shelf Prospectus

On March 3, 2019, the Company filed a Shelf Prospectus in Israel, for the offering of certain types of securities that may be offered from time to time in one or more future public offerings in Israel, effective until March 2, 2021.

 Israel Chemicals Limited  Q1 2019 Results 24

ICL

Consolidated Financial Statements (Unaudited)

As at March 31, 2019

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

March 31, 2019	March 31, 2018	December 31, 2018
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	103	798	121
Short-term investments and deposits	80	78	92
Trade receivables	1,071	1,014	990
Inventories	1,254	1,255	1,290
Other receivables	271	296	295
Total current assets	2,779	3,441	2,788

Non-current assets
Investments in equity-accounted investees	30	30	30
Investments at fair value through other comprehensive income	201	219	145
Deferred tax assets	83	123	122
Property, plant and equipment	4,961	4,577	4,663
Intangible assets	664	732	671
Other non-current assets	399	448	357
Total non-current assets	6,338	6,129	5,988

Total assets	9,117	9,570	8,776

Current liabilities
Short-term credit	638	642	610
Trade payables	616	736	715
Provisions	36	59	37
Other current liabilities	649	689	647
Total current liabilities	1,939	2,126	2,009

Non-current liabilities
Long-term debt and debentures	2,072	2,503	1,815
Deferred tax liabilities	303	255	297
Long-term employee liabilities	524	588	501
Provisions	227	206	229
Other non-current liabilities	16	17	10
Total non-current liabilities	3,142	3,569	2,852

Total liabilities	5,081	5,695	4,861

Equity
Total shareholders’ equity	3,897	3,804	3,781
Non-controlling interests	139	71	134
Total equity	4,036	3,875	3,915

Total liabilities and equity	9,117	9,570	8,776

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 26

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2019	March 31, 2018	December 31, 2018
$ millions	$ millions	$ millions

Sales	1,415	1,404	5,556
Cost of sales	914	973	3,702

Gross profit	501	431	1,854

Selling, transport and marketing expenses	195	200	798
General and administrative expenses	63	70	257
Research and development expenses	13	14	55
Other expenses	16	8	84
Other income	(13)	(846)	(859)

Operating income	227	985	1,519

Finance expenses	79	40	214
Finance income	(44)	(25)	(56)

Finance expenses, net	35	15	158

Share in earnings of equity-accounted investees	-	1	3

Income before income taxes	192	971	1,364

Provision for income taxes	51	45	129

Net income	141	926	1,235

Net gain (loss) attributable to the non-controlling interests	2	(2)	(5)

Net income attributable to the shareholders of the Company	139	928	1,240

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.11	0.73	0.97

Diluted earnings per share (in dollars)	0.11	0.73	0.97

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,278,283	1,276,349	1,277,209

Diluted (in thousands)	1,282,689	1,277,595	1,279,781

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 27

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2019	March 31, 2018	December 31, 2018
$ millions	$ millions	$ millions

Net income	141	926	1,235

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	-	42	(95)
Changes in fair value of hedge derivatives designated as a cash flow hedge	4	-	-
Net changes of investments at fair value through other comprehensive income	-	(2)	-
Tax expenses relating to items that will be reclassified subsequently to net income	(1)	-	-
	3	40	(95)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	53	-	(58)
Actuarial gains (losses) from defined benefit plans	(14)	48	56
Tax expense relating to items that will not be reclassified to net income	(3)	(8)	(3)
	36	40	(5)

Total comprehensive income	180	1,006	1,135

Comprehensive income (loss) attributable to the non-controlling interests	5	-	(9)

Comprehensive income attributable to the shareholders of the Company	175	1,006	1,144

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 28

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2019	March 31, 2018	December 31, 2018
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	141	926	1,235
Adjustments for:
Depreciation and amortization	111	97	403
Impairment of non-current assets	-	-	17
Exchange rate and interest expenses, net	54	-	35
Share in earnings of equity-accounted investees, net	-	(1)	(3)
Gain from divestiture of businesses	-	(841)	(841)
Capital gain	(12)	-	-
Share-based compensation	2	8	19
Deferred tax expenses	41	28	76
	196	(709)	(294)

Change in inventories	13	(42)	(115)
Change in trade and other receivables	(57)	(44)	(104)
Change in trade and other payables	(121)	(69)	(36)
Change in provisions and employee benefits	1	(26)	(66)
Net change in operating assets and liabilities	(164)	(181)	(321)

Net cash provided by operating activities	173	36	620

Cash flows from investing activities
Proceeds from deposits, net	14	10	(3)
Purchases of property, plant and equipment and intangible assets	(131)	(127)	(572)
Proceeds from divestiture of businesses net of transaction expenses	-	931	902
Dividends from equity-accounted investees	-	-	2
Proceeds from sale of property, plant and equipment	35	-	2
Net cash provided by (used in) investing activities	(82)	814	331

Cash flows from financing activities
Dividends paid to the Company's shareholders	(61)	(69)	(241)
Receipt of long-term debt	240	418	1,746
Repayment of long-term debt	(270)	(250)	(2,115)
Short-term credit from banks and others, net	(18)	(238)	(283)
Other	-	-	(1)
Net cash used in financing activities	(109)	(139)	(894)

Net change in cash and cash equivalents	(18)	711	57
Cash and cash equivalents as at the beginning of the period	121	88	83
Net effect of currency translation on cash and cash equivalents	-	(1)	(24)
Cash and cash equivalents included as part of assets held for sale	-	-	5
Cash and cash equivalents as at the end of the period	103	798	121

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 29

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the year ended
March 31, 2019	March 31, 2018	December 31, 2018
$ millions	$ millions	$ millions

Income taxes paid, net of refunds	23	29	56
Interest paid	21	22	103

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 30

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended March 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(61)	(61)	-	(61)
Comprehensive income	-	-	(3)	56	-	122	175	5	180
Balance as at March 31, 2019	546	193	(427)	41	(260)	3,804	3,897	139	4,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 31

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended March 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	-	-	-	8	-	-	8	-	8
Dividends	-	-	-	-	-	(69)	(69)	-	(69)
Comprehensive income	-	-	40	(2)	-	968	1,006	-	1,006
Balance as at March 31, 2018	545	186	(293)	36	(260)	3,590	3,804	71	3,875

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 32

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930

Share-based compensation	1	7	-	11	-	-	19	-	19
Dividends	-	-	-	-	-	(241)	(241)	(1)	(242)
Capitalization of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(91)	(58)	-	1,293	1,144	(9)	1,135
Balance as at December 31, 2018	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

The accompanying notes are an integral part of these condensed consolidated financial statements.

Israel Chemicals Limited Quarterly Report 33

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The address of the Company’s registered headquarter is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, medicines and vehicles.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel interests.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Reports on Form 20-F as at and for the year ended December 31, 2018 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Israel Chemicals Limited Quarterly Report 34

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard's instructions supersede IAS 17 requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize a right-of-use asset and a lease liability in its financial statements.

Commencing January 1, 2019, the Company implements the provisions of the Standard without a restatement of comparative data.

On the inception date of the lease, ICL determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, ICL assesses whether it has the following two rights throughout the lease term:

1)	The right to obtain substantially all the economic benefits from use of the identified asset; and

2)	The right to direct the identified asset’s use.

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

At the initial application date, the Company recognized a lease liability in the amount of about $300 million under Long term debt, according to the present value of the future lease payments discounted using ICL's borrowing rate at that date, and concurrently recognized a right-of-use asset in the same amount under Property, plant and equipment. ICL's discount rates used for measuring the lease liability are in the range of 3.4% to 6.4%. Depreciation is calculated on a straight-line basis over the remaining contractual lease period.

In the first quarter of 2019, the Company recognized depreciation expenses in the amount of $13 million in respect of amortization of the right-of-use asset and $6 million finance expenses in respect of the lease liability, in place of the lease expenses in the amount of $15 million which would have been recorded according to the previous standard.

Israel Chemicals Limited Quarterly Report 35

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

B.	Initial application of new standards, amendments to standards and interpretations (cont'd)

IFRS 16, Leases (hereinafter - “IFRS 16” or “the standard”) (cont'd)

Main Expedients the Company elected to adopt:

1)
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year as well as for leases that end within 12 months from the date of initial application.

2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

3)
Relying on a previous assessment of whether an arrangement contains a lease in accordance with IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

C.	Accounting policy for new transactions

Hedge accounting

Cash flow hedges

The Company designates certain derivatives as hedging instruments in hedge accounting, in order to hedge changes in cash flows which derive from changes in foreign currency exchange rates relating to principal and interest in respect of debentures and loans in NIS. For further information relating to the hedged instruments, see note 4.

When a derivative is designated as a cash flow hedge, the effective portion of the changes in fair value of the derivative is recognized in other comprehensive income, directly within a hedging reserve. The effective portion of changes in fair value of a derivative, recognized in other comprehensive income, is limited to the cumulative change in fair value of the hedged item (based on present value), from inception of the hedge. The change in fair value in respect of the ineffective portion is recognized immediately in profit or loss.

Under IFRS 9, the Company has chosen to designate the change in fair value in respect of the spot element of swap contracts alone, as a hedging instrument in cash flow hedging ratios. The change in fair value attributable to the forward component and the foreign currency base spread is treated as a cost of hedging, and accordingly recognized in other comprehensive income and accumulated in a cost of hedging reserve as a separate component within equity.

The amounts accumulated in the hedging reserve are reclassified to profit or loss in the same period, or periods, in which the hedged forecasted future cash flows affect profit or loss. The change in cost of hedging fair value is systematically and rationally reclassified to profit or loss over the period in which the immediate price element can affect the profit and loss.

Israel Chemicals Limited Quarterly Report 36

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – the Industrial Products segment produces elemental bromine out of a solution which is complementary to the potash production process in Sodom, Israel, as well as bromine‑based compounds. The Industrial Products segment uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the segment produces several grades of potash, salt, magnesium chloride and magnesia products. The segment is also engaged in the production and marketing of phosphorus-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from an underground mine in Spain. The segment markets its potash fertilizers globally and also carries out certain other operations not solely related to the potash activities. At the end of the second quarter of 2018, the Company ceased the production of potash in the ICL Boulby mine in the UK and shifted to sole production of Polysulphate™. Polysulphate™ is produced in an underground mine at ICL Boulby in the UK and is the basis for a significant part of the Company's FertilizerpluS product line. The Potash segment also sells salt that is produced in its Potash and Polysulphate underground mines in Spain and the UK. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces related by-products, including chlorine and sylvinite.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is located in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

Israel Chemicals Limited Quarterly Report 37

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont’d)

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for diversified industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in the U.S, Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty fertilizers markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Latin America, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, slow release fertilizers (SRF) and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium and the U.S, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America and Israel.

The segment also functions as ICL’s innovative arm, seeking to focus on R&D, as well as implementing digital innovation.

Other Activities – Business activities that are not reviewed regularly by the organization’s chief operating decision maker.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

Israel Chemicals Limited Quarterly Report 38

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

Commencing the first quarter of 2019, the segment profit is measured based on the operating income after allocation of general and administrative expenses and without certain expenses that are not allocated to the operating segments, as presented in the reports regularly reviewed by the chief operating decision maker. The comparative data has been restated accordingly.

Israel Chemicals Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended March 31, 2019

Sales to external parties	347	346	514	199	9	-	1,415
Inter-segment sales	3	38	23	6	-	(70)	-
Total sales	350	384	537	205	9	(70)	1,415

Segment profit (After allocation of general and administrative expenses)	97	79	35	13	13	4	241
Other expenses not allocated to the segments							(14)
Operating income							227

Financing expenses, net							(35)
Income before income taxes							192

implementation of IFRS 16	6	95	103	7	86	9	306
Capital expenditures	13	64	40	4	-	2	123

Depreciation, amortization and impairment	16	39	43	5	6	2	111

Israel Chemicals Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended March 31, 2018

Sales to external parties	314	325	508	211	46	-	1,404
Inter-segment sales	3	28	25	10	3	(69)	-
Total sales	317	353	533	221	49	(69)	1,404

Segment profit (After allocation of general and administrative expenses)	66	43	28	18	6	(10)	151
Other income not allocated to the segments							834
Operating income							985

Financing expenses, net							(15)
Share in earnings of equity-accounted investee							1
Income before income taxes							971

Capital expenditures	13	62	36	1	-	1	113

Depreciation, amortization and impairment	15	34	42	5	1	-	97

Israel Chemicals Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit (After allocation of general and administrative expenses)	300	315	113	29	9	(13)	753
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before income taxes							1,364

Capital expenditures	50	356	180	15	1	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

Israel Chemicals Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2019		1-3/2018		1-12/2018
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	245	17	245	17	903	16
China	205	14	166	12	848	15
United Kingdom	122	9	117	8	382	7
Germany	100	7	104	7	365	7
Brazil	98	7	106	8	656	12
Spain	73	5	72	5	262	5
France	59	4	74	5	267	5
Israel	54	4	48	3	223	4
India	43	3	40	3	211	4
Italy	35	2	42	3	125	2
All other	381	28	390	29	1,314	23
Total	1,415	100	1,404	100	5,556	100

Israel Chemicals Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended March 31, 2019
Europe	135	137	202	113	8	(19)	576
Asia	99	121	123	30	-	(5)	368
North America	91	46	97	28	-	-	262
South America	10	35	67	5	-	-	117
Rest of the world	15	45	48	29	1	(46)	92
Total	350	384	537	205	9	(70)	1,415

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the three-month period ended March 31, 2018
Europe	126	137	200	115	22	(17)	583
Asia	94	94	118	32	1	(5)	334
North America	82	37	98	33	24	(7)	267
South America	4	55	55	5	1	(1)	119
Rest of the world	11	30	62	36	1	(39)	101
Total	317	353	533	221	49	(69)	1,404

Israel Chemicals Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliation	Consolidated
$ millions

For the year ended December 31, 2018
Europe	473	459	719	362	49	(92)	1,970
Asia	399	519	481	105	2	(18)	1,488
North America	347	107	405	103	24	(8)	978
South America	21	408	264	21	1	(3)	712
Rest of the world	56	130	230	150	3	(161)	408
Total	1,296	1,623	2,099	741	79	(282)	5,556

Israel Chemicals Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, other non-current financial assets and other debit balances, short-term credit, payables and other credit balances and long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2019		March 31, 2018		December 31, 2018
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	199	206	294	302	238	244

Debentures bearing fixed interest
Marketable	1,224	1,287	1,248	1,280	1,201	1,217
Non-marketable	278	278	278	283	281	279
	1,701	1,771	1,820	1,865	1,720	1,740

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.
Level definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.
Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.
Level 3: Inputs that are not based on observable market data.

Level 1	March 31, 2019	March 31, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	201	-	-
	201	-	-

Level 2	March 31, 2019	March 31, 2018	December 31, 2018
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	-	219	145
Derivatives used for economic hedging, net	(1)	47	7
Derivatives used for accounting hedging, net	33	-	-
	32	266	152

(1)
An investment of 15% in the capital share of YTH was subject to a three-year lock up period, as required by Chinese law, which expired in January 2019. Due to the said expiration, the investment is presented under level 1, as per its quoted price in the market.

Israel Chemicals Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, on January 1, 2019, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series E debentures and the loan from Harel Insurance Company Ltd., entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series E debentures and the loan from Harel Insurance Company Ltd., see Note 15 to the Annual Financial Statements. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1: 1 hedging ratio. The main source of ineffectiveness in these hedging ratios is the effect of the Company and counterparty credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to $483 million.

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share based payments

On April 15, 2019, ICL's Board of Directors approved the amendment of the Company's internal long-term incentive plan, according to which (1) only ICL's top management (including the CEO and the Executive Chairman of the Board) will be entitled to long‑term incentive ("LTI") awards in the form of equity ; (2) the LTI awards will be granted once every three years with a grant value reflecting a triennial grant, as opposed to an annual grant with a fixed value in previous plans; (3) the entire LTI awards will be granted in options, instead of half options and half restricted shares in previous plans; (4) vesting period of the options will be  in two equal tranches, with half of the options vesting upon the lapse of 24 months from the grant date and half upon the lapse of 36 months from the grant date, as opposed to three equal annual tranches, with one-third of the options vesting upon the lapse of 12 months from the grant date, one-third upon the lapse of 24 months from the grant date, and one-third at the end of 36 months from the grant date.

Non-marketable options

Grant date	Managers entitled	Number of instruments (Millions)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
April 15, 2019	18 Officers and senior managers	13.2	An issuance of non-marketable and non-transferrable options, for no consideration, under the amended 2014 Equity Compensation Plan.	Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	2 equal tranches: (1) half at the end of 24 months after the grant date. (2) half at the end of 36 months after the grant date.	April 15, 2024
The date of the approval of the grant by the general meeting of the Company’s shareholders (1)	CEO	3.4
	Chairman of the BOD	2.1

(1)
On May 29, 2019, a general meeting is expected to be convened in order to approve the grant to the Chairman of the BOD. The general meeting to approve the CEO's grant approval, is yet to be determined.

Israel Chemicals Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont'd)

A.	Share based payments (cont'd)

Non-marketable options (cont'd)

Additional Information

April 2019 Options Grant
Share price	NIS 19.35 ($5.43)*
CPI-linked exercise price	NIS 19.21 ($5.39)*
Expected volatility	27.76%
Expected life of options (in years)	4.375
Risk-free interest rate	-0.67%
Total fair value	$22.4 million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated into dollar based on the exchange rate on the grant date for convenience purposes only.

The options issued to the managers in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was estimated using the Black & Scholes model for pricing options. The exercise price is linked to the CPI that is known on the date of payment, which is the exercise date. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period of each tranche considering also the company's policy relating to “Rule 75” (accelerated vesting period for managers whose age plus years of employment in the Company exceed 75).

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 5, 2019	March 13, 2019	62	0.05
May 7, 2019 (after the date of the report)*	June 19, 2019	76	0.06

* The dividend will be distributed on June 19, 2019 with a record date for eligibility for the dividend of June 5, 2019.

Israel Chemicals Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at March 31, 2019 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 20 to the annual financial statements, regarding ICL's lawsuit against IBM Israel (hereinafter – IBM), for compensation of the damages incurred by the Company due to IBM's failure to meet its undertakings within ICL's IT project, on March 3, 2019, IBM filed its statement of defense, together with a counterclaim against the Company, according to which IBM claims that ICL allegedly refrained from making certain payments, conducted negotiations in bad faith, and terminated the project unilaterally, in a way that harmed IBM's reputation and goodwill and therefore claims an amount of about $51 million (about NIS 186 million), including VAT and interest. The Company rejects the contents of the counterclaim in their entirety and stands behind its claims against IBM. Considering the early stage of the proceedings, there is a difficulty in estimating their outcome.

2.
Further to Note 20 to the annual financial statements, in connection with the royalty arbitration proceedings and the remaining disputes regarding the method of calculation, in April 2019, after negotiations between the parties which led to a joint notice submitted to the arbitrators, a final ruling was rendered, bringing the arbitration proceedings between the parties that commenced in 2011 to an end. The final agreements reached between the parties relate to both past periods (the years 2000 through 2017 inclusive), and the mechanism to simplify the calculations of royalties to the State relating to the period as of January 1, 2018 and onward.

As a result, in the financial statements for the first quarter of 2019, the Company updated its provision in the amount of $14 million under "other expenses" in the statements of income ($11 million after tax).

3.
Further to Note 20 to the annual financial statements, in connection with the petitions filed to the High Court of Justice by the municipality of Arad and the residents of the Bedouin diaspora in the Arad Valley against the National Planning and Building Council (hereinafter – the National Council), the Government of Israel and Rotem (hereinafter - the Respondents), requesting to cancel the provisions of NOP 14B and the decision of the National Council regarding the advancement of a detailed plan for phosphate mining in the South Zohar field, on February 27, 2019, a hearing was held which resulted in the Supreme Court's decision to issue an order nisi instructing the Respondents to provide explanations by June 5, 2019, as to why NOP 14B should not be returned to the National Council for discussion, considering no methodology was determined in NOP 14B for examining health effects and no potential health impact document was presented to the National Council.

4.
The Company signed sale agreements for three of its office buildings, located in Be'er Sheva, Israel, for a total consideration of $27 million, which were leased back to the Company. As a result, in accordance with IFRS16, in the first quarter of 2019, the company recognized a capital gain of $11 million and a deferred profit of $8 million which was deducted from the right‑to‑use asset (reduction in future depreciation expenses).

5.
Further to Note 20 to the annual financial statements, regarding the petition filed in the U.S. requesting to impose antidumping and countervailing duties on imports of magnesium from Israel, on May 3, 2019, the U.S. Department of Commerce issued a preliminary determination to impose 7.48% duties over future magnesium imports from Israel. Based on 2018 figures, such duties have an estimated annual impact of $3 million. A commerce verification process is still ahead. With respect to the antidumping, an interim decision is expected on July 1, 2019. Considering the early stage of the proceedings, there is a difficulty in estimating their overall outcome.

Israel Chemicals Limited Quarterly Report 49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 7, 2019